Opportunity Partners L.P.,
60 heritage Drive,
Pleasantville, NY 10570
Phone (914) 747-5262//Fax (914) 747-2150
// pgoldstein@bulldoginvestors.com

							May 11, 2009

Peggy Kim, Esq.
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549-3628

TransTech Services Partners Inc. ("TransTech") Preliminary Proxy Statement on Schedule 14A
File No. 000-52657

Dear Ms. Kim:

This is in response to your comment letter dated May 1, 2009 regarding our proxy solicitation for TransTech.

If TransTech does not complete a transaction by May 23, 2009, it is required by its charter to liquidate. Because the board has not agreed to complete its liquidation in a timely fashion, we are soliciting proxies to elect directors who will do so as quickly as possible. (If TransTech does complete a transaction by May 23, 2009, we do not intend to solicit proxies for the annual meeting.) Since the sole issue for stockholders in this solicitation is the promptness of the liquidation of TransTech, we are surprised that you could generate 30 itemized comments. Providing information that is not elevant to that narrow issue could deflect stockholders' attention from it and thus be contrary to the goal of affording them an opportunity to make an informed voting decision.

Nevertheless, we have carefully considered each of your comments and, as appropriate, will revise our soliciting material to reflect them. We will refer to your comments by the numbers you assigned to them.

1.	We do not intend to distribute our proxy material before the board distributes its material.

2.	As indicated in our preliminary filing, we intend to post our definitive proxy material on a "publicly-accessible" website.

3.	We are not sure what information you think we may have omitted.
        Please advise.

4.	We will include the approximate mailing date.

5.	We intend to rely on Rule 14a-5(c).

6.	We intend to rely on Rule 14a-5(c).

7.	Item 23 of Schedule 14A appears to be applicable only to the registrant.  Please advise if you disagree.

8.	We have nothing to report pursuant to item 7(B) of Schedule 14A.

9.	We do not intend to exercise any discretionary authority on any substantive matters.

10.	We intend to rely on Rule 14a-5(c).  Moreover, since this is a contested meeting solely to elect directors we do not anticipate any broker non-votes or abstentions. We said: "If a quorum is present, only votes affirmatively cast for a nominee will count and the nominees receiving the greatest number of votes cast for the seat(s) being contested will be elected as directors."
        That seems clear to us.

11.	We have had no contacts with management.  We wrote a letter to management to express our concerns about the timing of a liquidation payment but did not receive a response. We then filed a petition in the Delaware court of Chancery to order TransTech to hold an annual meeting which the court granted. This is covered in the "Background" section.

12.	To reiterate, if TransTech does complete a transaction by
        May 23, 2009 we do not intend to solicit proxies for the annual meeting.

13.	 TransTech's charter requires that it be liquidated if it does not complete a transaction by May 23, 2009. Therefore, it would not be appropriate to suggest that the board can consider other options.

14.	Yes.

15.	We intend to rely on Rule 14a-5(c).

16.	We already stated: "If any of our nominees are elected, there is no assurance that the other directors will remain on the board."

17.	To reiterate, the sole issue is which nominees will more quickly effect the liquidation of TransTech. No stockholder cares what our nominees do for a living.

18.	This is covered under the "Participants" section.

19.	We will move the discussion about the Massachusetts litigation as you request.

20.	No persons other than the named "participants" will be soliciting.

21.	We believe the "Participants" section is sufficient.

22.	We said: "The SEC deems a nominee to be a 'participant' in a proxy solicitation which we believe is misleading because it suggests that the nominee has a greater role in the solicitation than is the case." The SEC's definition of the word "participant" is broader than the typical dictionary definition. Unless you can tell why any of the statements you ask us to delete is inaccurate, why should we delete any of them?

23.	The names of the controlling persons of Opportunity Partners and
        Bulldog Investors are disclosed. Besides, it is not material to this solicitation for the reason previously stated.

24.	The actual number of shares will be provided in the definitive proxy statement. Besides, it is not material to this solicitation for the reason previously stated.

25.	We will provide a summary of our transactions over the past two years as permitted in lieu of listing each one. Besides, this information is not material to this solicitation for the reason previously stated.

26.	No payments are being made to any nominee.

27.	Our form of proxy does not have any capitalized text.  It does state in bold print: "Proxy Solicited by Opportunity Partners L.P. in Opposition to the Board of Directors of TransTech Service Partners Inc. For the Annual Meeting of Shareholders." Thus, it should be clear to any reasonable stockholder who is soliciting the proxy.

28.	We are not proposing any matters at the meeting.  We are merely making
	nominations.

29.	There is no need to revise the form of proxy to mark it as a
        "Preliminary Copy" since stockholders will only get the final form of proxy.

30.	In the very first sentence of our proxy statement, we refer to "the enclosed GREEN proxy card."

In our opinion, none of the changes to be made are material. Thus, we do not intend to file an amended preliminary proxy statement. Also, we respectfully decline to provide a "Tandy" statement because it might preclude us from presenting a zealous defense in the event of a legal proceeding. Please do not ask us to waive our constitutional rights again.

Please call the undersigned at 914-747-5262 if you wish to discuss anything related to our solicitation.

         							Very truly yours,


						Phillip Goldstein
						President
						Kimball & Winthrop, Inc.